  EXHIBIT 99.13

KANGARI CONSULTING LLC 1000 Brickell Ave, Ste 715 Miami, Florida, USA, 33131 T: +1 (786) 484 8116 E: info@kangariconsulting.com W: www.kangariconsulting.com

Consent of Qualified Person

To:

TSX Venture Exchange

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Government of Newfoundland and Labrador, Financial Services

Regulation Division

I, Christopher J Picken, do hereby consent to the public filing of the technical report entitled NI 43-101 Technical Report - Wonmunna Iron Ore Mine, Western Australia, Australia, and dated August 10, 2022 (the “Technical Report”) by Vox Royalty Corp. (the “Issuer”) under its profile on SEDAR at www.sedar.com.

/s/ Matthew Randall

Sheffield UK	Christopher J Picken MIMMM
August 2022	Senior Exploration Consultant Geologist

DYNAMIC EXPLORATION AND MINING SOLUTIONS